Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. — SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED NOVEMBER 11, 2009 TO PROSPECTUS DATED FEBRUARY 17, 2009

OCTOBER 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	October 2009	Year to Date	10/30/09	10/30/09

Series A-1	1.40%	10.69%	$1,865,987	$1,017.84
Series A-2	1.57%	16.10%	$751,750.62	$1,067.55
Series B-1	−10.59%	−10.51%	$5,340,718	$822.88
Series B-2	−10.44%	−9.45%	$1,649,450	$832.57

*	All performance is reported net of fees and expenses

Fund results for October 2009:

World equities continued to move higher early in the month before running out of steam late. Australian economic data improved enough to prompt the central bank to be the first G-20 nation to raise interest rates (+25 bps) in the current cycle. Aussie equities responded to the rate hike with new highs until a steep sell off following poor banking results led to losses of 3.2% on the month. Japan’s Nikkei 225 (−0.9%) continued to lag as an improving unemployment picture was unable to offset tepid growth. European equities from Germany (−5.2%) to France (−4.8%) and the United Kingdom (−2.1%) sold off, losing momentum as economic data was unable to impress enough to maintain early gains. A mixture of long and short positions in this sector produced losses.

World bond markets retraced from recent highs, finishing October significantly lower as early data conveyed a sense of sustainability to the overall recovery. In the U.S., 30-year bonds sold off as numerous bellwether companies soundly beat earnings expectations and retail sales fell less than forecast. Selling gained momentum after the government’s $12 billion auction of 30-year Treasury bonds drew weaker than average demand. The glut of supply continues to weigh upon the market. European GDP contracted more than expected (−4.8% year-on-year), but the reaction was muted as Germany, Italy, and Portugal successfully auctioned nearly $16 billion of debt. Japanese bonds traded dramatically lower as the jobless rate unexpectedly fell from the record 5.7% reading of September to 5.5% in October. Household spending also contributed to the sell off, rising 2.6%, the largest jump in 19 months. A mixture of long and short positions in this sector also led to losses.

U.S. dollar index futures established 14-month lows in October as investors throughout the world called into question the reserve status of the U.S. currency. The Australian central bank cited decreasing risks to serious economic contraction as key metrics from retail sales and bank lending to home building approvals and commodity prices continued to show steady improvement. The British Pound (+2.7%) recovered most of last month’s losses amid talk that the Bank of England may pause quantitative easing if economic growth continues to improve. The Brazilian real added another 0.3%, pushing its gain on the year to well over 20%. Interest rates at 8.75% continued to attract heavy foreign inflows, however officials are growing concerned that exports may suffer. Positions in the currencies sector produced losses.

Despite the continuing trend of modest increases in the U.S.D.A.’s estimates of world’s grain supplies, corn, soybean, and wheat futures posted solid gains on the month. All three markets gathered strength as the U.S. dollar moved to new lows for the year. December corn (+6.4%) and November soybean (+5.5%) futures also found support as unseasonably cool and wet weather in the U.S. complicated late development and harvest of the crop. U.S. corn harvest stands at 37% compared to the 5-year average of 58%, while soybean harvest (75% complete) lagged the 5-year average of 80%. Despite an 8% gain for December wheat, a 15-month downward trend remains in place. Indeed, the U.S.D.A. increased its global wheat supply estimates by another 2.2 million tons, citing a better than expected Canadian harvest. A mixture of long and short positions in this sector produced losses.

December gold futures rose sharply in early October, posting all time highs above $1070 per ounce as concerns mounted over the stability of the dollar as the world’s reserve currency. Longer-term inflation worries also moved to the forefront as world governments continued to print money and crude oil rallied back above the $80 per barrel level. While gold sold off late to finish only 3% higher, the market remains well below inflation adjusted highs at over $2100 per ounce set in 1980. December silver futures rose over 7% in early month action, before finishing slightly lower amid concerns that dollar weakness is overdone in the short term. December NY copper (+4.8%) rose steadily throughout the month, exceeding 12 month highs as miners in Peru and Chile walked out, demanding better compensation. A mixture of long and short positions led the metals sector to an overall loss on the month.

March NY sugar futures fell in October (-10.1%) as signs emerged that physical buyers are slowing purchases following the establishment of 28-year highs in September. Reports out of India and Brazil that production will outpace forecasts put pressure on values as well. December hogs rose sharply (+15%) amid an improving export outlook after restrictions were lifted for U.S. pork exports to Russia and China. December cotton futures added 7.8%, posting new one-year highs as crop conditions worsened in the U.S. Cotton harvest stands at only 19% complete as the Mississippi Delta region (99% of production) continues to get pounded by rain. This compares with a 5-year average of 43%. December NY cocoa rose (+5.1%) to 30 year highs in October, while London cocoa saw the highest prices in over two decades amid threats that farmers in the Ivory Coast are planning to strike due to price disputes. These conditions and growing demand worldwide drove values sharply higher in October. A mixture of long and short positions led to losses for the sector.

December gold futures continued to trend higher (+3%) in October, easily surpassing the previous all-time high finishing at $1,040.30 at month end. Global confidence in the stability of the U.S. dollar continued to deteriorate amid talk that Russia and several Middle Eastern officials were exploring a long-range plan to use alternative methods to price energy markets. The Fund’s gold hedge position produced gains.

Other market sectors did not reveal significant trends and did not have a major influence on this month’s negative performance.

For the month of October 2009, Series A-1 gained 1.40%, Series A-2 gained 1.57%, Series B-1 lost 10.59%, and Series B-2 lost 10.44%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GOLD, L.P. — SERIES A-1
OCTOBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 30, 2009)

STATEMENT OF INCOME

October 2009

Investment income, interest	$101

Expenses
Management fee	3,513
Ongoing offering expenses	—
Operating expenses	1,171
Selling Commissions	3,123
Other expenses	14
Incentive fee	—
Brokerage commissions	1,792

Total expenses	9,613

Net investment gain (loss)	(9,512)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(41,576)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	76,876

Net gain (loss) on investments	35,300

Net increase (decrease) in net assets from operations	$25,788

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2009

Net assets, beginning of period	$1,766,158

Net increase (decrease) in net assets from operations	25,788
Capital share transactions
Issuance of shares	79,500
Redemption of shares	(5,458)

Net increase (decrease) in net assets from capital share transactions	74,042
Net increase (decrease) in net assets	99,830

Net assets, end of period	$1,865,988

NAV Per Unit, end of period	$1,017.84

SUPERFUND GOLD, L.P. — SERIES A-2
OCTOBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 30, 2009)

STATEMENT OF INCOME

October 2009

Investment income, interest	$41

Expenses
Management fee	1,413
Ongoing offering expenses	—
Operating expenses	471
Other expenses	6
Incentive fee	—
Brokerage commissions	721

Total expenses	2,611

Net investment gain (loss)	(2,570)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(16,722)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	30,920

Net gain (loss) on investments	14,198

Net increase (decrease) in net assets from operations	$11,628

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2009

Net assets, beginning of period	$203,123

Net increase (decrease) in net assets from operations	11,628
Capital share transactions
Issuance of shares	537,000
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	537,000
Net increase (decrease) in net assets	548,628

Net assets, end of period	$751,751
NAV Per Unit, end of period	$1,067.55

SUPERFUND GOLD, L.P. — SERIES B-1
OCTOBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 30, 2009)

STATEMENT OF INCOME

October 2009

Investment income, interest	$391

Expenses
Management fee	10,054
Ongoing offering expenses	—
Operating expenses	3,351
Selling Commissions	8,938
Other expenses	56
Incentive fee	—
Brokerage commissions	15,209

Total expenses	37,608

Net investment gain (loss)	(37,217)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(594,271)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,164)

Net gain (loss) on investments	(595,435)

Net increase (decrease) in net assets from operations	$(632,652)

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2009

Net assets, beginning of period	$5,684,871

Net increase (decrease) in net assets from operations	(632,652)
Capital share transactions
Issuance of shares	288,500
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	288,500
Net increase (decrease) in net assets	(344,152)

Net assets, end of period	$5,340,719

NAV Per Unit, end of period	$822.88

SUPERFUND GOLD, L.P. — SERIES B-2
OCTOBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 30, 2009)

STATEMENT OF INCOME

October 2009

Investment income, interest	$120

Expenses
Management fee	3,100
Ongoing offering expenses	—
Operating expenses	1,034
Other expenses	17
Incentive fee	—
Brokerage commissions	4,690

Total expenses	8,841

Net investment gain (loss)	(8,721)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(183,242)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(358)

Net gain (loss) on investments	(183,600)

Net increase (decrease) in net assets from operations	$(192,321)

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2009

Net assets, beginning of period	$1,810,271

Net increase (decrease) in net assets from operations	(192,321)
Capital share transactions
Issuance of shares	31,500
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	31,500
Net increase (decrease) in net assets	(160,821)

Net assets, end of period	$1,649,450
NAV Per Unit, end of period	$832.57

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.